Exhibit 3.2

AMENDMENT NO. 1

TO

AMENDED AND RESTATED BYLAWS

OF

STILLWATER MINING COMPANY

Pursuant to the provisions of the General Corporation law of the State of Delaware and the Amended and Restated Bylaws of Stillwater Mining Company, a Delaware corporation (the “Company”) and the Restated Certificate of Incorporation of the Company (the “Restated Certificate”), the Amended and Restated Bylaws of the Company as currently in effect (the “Existing Bylaws”) are hereby amended as follows:

1. Section 4.3 Section 4.4 and Section 4.5 of the Existing Bylaws are hereby amended and restated in its entirety to be and read as follows:

“Section 4.3 Reserved.”

“Section 4.4 Reserved.”

“Section 4.5 Chief Executive Officer. Subject to the direction and control of the board of directors, the chief executive officer shall have general and active management of the business of the Corporation and shall see that all orders and resolutions of the board of directors are carried into effect. The chief executive officer shall implement and carry out the annual budget and business plan and all other matters approved by the board of directors. He or she may negotiate for, approve and execute contracts, deeds and other instruments on behalf of the Corporation as are necessary and appropriate in the general management of the business of the Corporation or as are approved by the board of directors or any committee designated by the board of directors. He or she shall perform such additional functions and duties as the board of directors may from time to time prescribe. The chief executive officer may delegate a portion of the authority granted to him or her to other officers and employees of the Corporation. Any such delegation by the chief executive officer must be in writing with copies provided to the treasurer and secretary of the Corporation.”

2. A new Section 3.13 is hereby added to the Existing Bylaws, which section shall be and read as follows:

“Section 3.13 Chairman. The board of directors may appoint a director to serve as chairman. The chairman shall preside at all meetings of the stockholders and of the board of directors and shall perform such additional functions and duties as the board of directors may, from time to time prescribe.”

3. Pursuant to Article 6 of the Restated Certificate and Article IX of the Existing Bylaws, this Amendment was approved by the Company’s Board of Directors on May 21, 2013.

4. Except as expressly amended by this Amendment, the Existing Bylaws shall remain in full force and effect.

IN WITNESS WHEREOF, this Amendment is hereby executed, effective as of May 21, 2013.

STILLWATER MINING COMPANY

/s/ Brent R. Wadman
Brent R. Wadman
Deputy General Counsel and Corporate Secretary